ANNOUNCEMENT OF A MATERIAL FACT

BANCO ITAÚ HOLDING FINANCEIRA S.A. and ITAÚSA – INVESTIMENTOS ITAÚ S.A.
ANNOUNCE THE ACQUISITION FROM BANK OF AMERICA OF THE OPERATIONS OF BANKBOSTON IN CHILE AND URUGUAY

1.     Following the Announcement of a Material Fact on May 2 2006, Banco Itaú Holding Financeira S.A. (ITAÚ) and Itaúsa – Investimentos Itaú S.A. (ITAÚSA) announce the signing, on August 08 2006, of agreements with Bank of America Corporation (BAC) for ITAÚ’s acquisition of BankBoston (BKB) in Chile and Uruguay.

Contrary to what is stated in the Announcement of a Material Fact of May 2 2006, the settlement of this operation will be made against a cash payment and the delivery of common shares.

2.     BUSINESS OBJECTIVE
BankBoston, Chile
With an already matured economy and institutions recognized internationally for their soundness, Chile is classified as investment grade with a Baa1 rating by Moody’s. As at June 30 of this year, BKB Chile was ranked 12th in the Chilean financial system based on total assets.

BankBoston Uruguay and OCA
The Uruguayan economy has been reporting a recovery and accelerated growth in the past few years. Uruguay’s GDP rose 12% in 2004 and 6.6% in 2005, with growth estimated at 5% for this year. As at June 30 2006, in terms of total assets, BKB Uruguay was ranked 3rd among Uruguayan private sector banks.

The OCA credit and debit card administrator is currently the largest issuer of these cards in Uruguay, enjoying an approximately 50% market share.

3.     PRICE AND STRUCTURE OF THE BUSINESS
The transaction for the acquisition of the Chilean and Uruguayan operations provides for a cash payment of R$ 2.3 million and the issue of ITAÚ common shares, equivalent to a stake of approximately 1.7% in ITAÚ’s total capital stock (20,537 thousand common shares of ITAÚ’s capital). Based on the average market price for the period from February 21 to April 24 2006, these shares would have been worth R$ 1,373 million.

Management’s intention is to amortize the goodwill relative to this transaction during fiscal year 2006. It is estimated that there will be a reduction of R$ 401 million in ITAÚ’s results, net of the fiscal impacts, due to the amortization of goodwill. Considering the new stockholder base, dividend/interest on own capital (JCP) payouts to ITAÚ’s stockholders will not be affected by this amortization and should be in excess of the payouts for the 2005 fiscal year.

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Based on pro-forma consolidated data for June 30 2006, the Basel Solvency Ratio will be little affected, reaching 16.1% in spite of the full amortization of goodwill. The positive effect of this operation is expected to begin impacting ITAÚ’s Earnings per Share from the second half of 2007.

4.     IMPACTS OF THE TRANSACTION ON ITAÚSA

Factoring in the increase of capital stock with the incorporation of shares, the change in stockholding composition, and the amortization of goodwill, the net positive effect on ITAÚSA’s results is estimated at R$ 279 million.

5.     PRINCIPAL INDICATORS AND EFFECTS OF BANKBOSTON BRAZIL + CHILE + URUGUAY

The principal indicators of these operations are shown in the following table:

INFORMATION AS AT JUNE 30 2006	ITAÚ	BKB Brazil	BKB Chile	BKB Uruguay	OCA Uruguay	Pro Forma Total
R$ Million
Assets	172,413	22,184	6,557	1,937	229	203,320
Loans (including sureties and endorsements)	74,783	11,175	4,989	630	156	91,733
Deposits	52,921	6,061	2,766	1,569	–	63,317
Management of Third Parties Assets	138,923	27,965	595	1,314	–	168,797
Shareholders’ Equity	17,555	2,225	788	128	52	20,747	(*)

Number of Employees	53,277	4,751	1,455	394	450	60,327
Number of Clients (thousand)	17,224	224	62	75	550	18,135
Number of Branches + CSBs	3,202	73	50	15	23	3,363

(*)     Total Stockholders’ Equity already considering full amortization of goodwill.

Following the approval by the Brazilian, Chilean and Uruguayan regulatory authorities and based on this Material Fact as well as that of May 2 2006, the operation is expected to have the following effects:

Estimated Effects	BankBoston Brazil (1)	BankBoston Chile and Uruguay	Total
Issue of Banco Itaú Holding Financeira shares	68,518 thousand preferred	20,537 thousand common	89,055 thousand shares
Bank of America’s stake in Banco Itaú Holding Financeira	5.82%	1.72%	7.44	%(*)
Goodwill amortization on Banco Itaú Holding Financeira	R$ (2,433) million	R$ (401) million	R$ (2,834)million
Cash Disbursement	0	R$ 2.3 million	R$ 2.3 million
Equity Income Result at ITAÚSA	R$ 531 million	R$ 279 million	R$ 810 million

(*)     The effect of the second issue of shares of Itaú Holding is already considered in the total.
(1)     Current information.

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6. CONCLUSION

These acquisitions are consistent with the allocation of ITAÚ’s capital stock to businesses which create stockholder value, with a view to the Bank’s sustainable growth and reaffirm ITAÚ’s confidence in the region.

The operation’s completion is subject to approval by the appropriate regulatory authorities in Brazil, Chile and Uruguay.

São Paulo, August 8 2006.

HENRI PENCHAS Investor Relations Officer ITAÚSA - INVESTIMENTOS ITAU S.A.	ALFREDO EGYDIO SETUBAL Investor Relations Officer BANCO ITAÚ HOLDING FINANCEIRA S.A.